186 North Avenue East
Cranford, New Jersey 07016
(908) 497-9610

February 14, 2005

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0510
Washington, DC 20549-0404
Attention:   Pamela Ann Long

 Assistant Director

Re:	Metalico, Inc.
Form 10 (File No. 000-50999)
Responses to February 10, 2005 Comments

Dear Ms. Long:

     Metalico, Inc. (the “Company”) is in receipt of your comments of February 14, 2005 regarding the Company’s Amendment No. 2 to Form 10 filed February 11, 2005 (the “Prior Filing”). The following information is submitted in response to your comments. We are also delivering to the Commission a revised Form 10 legended “Amendment No. 3 to Form 10” (the “Amended Filing”) and a marked copy of the Amended Filing blacklined against the Prior Filing.

     We have made the requested changes on Pages 26, 27 and 29 of the Amended Filing regarding tolling activity.

     The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

U.S. Securities and Exchange Commission
Division of Corporation Finance
February 14, 2005

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Thank you for your prompt attention.

Sincerely yours,
/s/ Carlos E. Agüero
Carlos E. Agüero
President and Chief Executive Officer

cc:	Gus Rodriguez
Jeanne Baker
Matt Franker
Lesli Sheppard